

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Tommy Yu Yan Cheung
Chief Executive Officer
Royal Bakery Holdings, Inc.
405 Old County Rd.
Belmont, CA 94002

> **Re: Royal Bakery Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 2, 2014**
> **File No. 333-193143**

Dear Mr. Cheung:

We have received your response to our prior comment letter to you dated May 14, 2014 and have the following additional comments.

Prospectus Summary, page 1

Royal Bakery and its Business, page 1

1. In the opening paragraph, please revise to also provide revenues for the years ended December 31, 2013 and 2012 and interim stub. Please also provide net losses for the interim stub.

Management, page 2

2. We note your response to our prior comment 6. Please revise the Management discussion on page 2 to briefly state the fact that your CEO and CFO currently reside in Hong Kong, if currently true.

Results of Operations, page 16

3. We note the disclosure that you bought food from Majestic Production and resold it to Hongry Kong at a 6.1% markdown. Please clarify if this is a markdown from the price you originally paid for the food or if it a 6.1% markdown from the retail price the food would be sold to end consumers for. Please explain the business reasons for the markdown.

Description of Business, page 20

Food and Product Sales, page 25

4. We note your response to our prior comment 12 and reissue in part. It seems based on your agreement with Majestic that if you were to fail to purchase the required amounts you could lose your 5% purchase discount or Majestic Production might choose to discontinue doing business with you. If these are potential consequences please revise to state so in this section. In the alternative please explain to us in your next response letter why these are not potential consequences based on the terms of that agreement.

Our Business Strategies, page 25

5. We note your disclosure here that you plan to introduce a series of smart phone apps, social networking tools and mobile catering. To the extent you discuss future plans like these, please update your disclosure to include a timeline, any costs associated with implementing this plan, and any need for additional financing. If financing currently is not available, please also make that clear.

Security Ownership of Certain Beneficial Owners, page 31

6. Please disclose the natural person who has voting and dispositive control over the shares owned by Egg Tart Café.

You may contact Heather Clark at (202) 551- 3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ John Dana Brown *for*

Susan Block
Attorney-Advisor

cc: William Rosenstadt, Esq.
        Sanders Ortoli Vaughn-Flam Rosenstadt LLP